Exhibit 18

June 6, 2005

Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, IL 60179

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended April 30, 2005, of the facts relating to the change in Sears Holdings Corporation’s (the “Company”) accounting method for certain indirect buying, warehousing and distribution costs. The Company had previously considered certain indirect buying, warehousing and distribution costs to be inventoriable costs. Beginning in the fiscal year ending January 28, 2006, such costs are expensed as incurred as period costs. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of the Company and its consolidated subsidiaries as of any date or for any period. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company as of any date or for any period.

Yours truly,

DELOITTE & TOUCHE LLP
Chicago, Illinois